As Filed with the Securities and Exchange Commission on December 12, 2007	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

DAI NIPPON INSATSU KABUSHIKI KAISHA
(Exact name of issuer of deposited securities as specified in its charter)
DAI NIPPON PRINTING CO., LTD.
(Translation of issuer’s name into English)
Japan
(Jurisdiction of incorporation or organization of issuer)
THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
Telephone (212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York
ADR Division
One Wall Street, 29th Floor
New York, NY 10286
Telephone (212)-495-1784
(Address, including zip code, and telephone number, including area code, of agent for service)
It is proposed that this filing become effective under Rule 466
☐ immediately upon filing
☐ on (Date) at (Time)
If a separate statement has been filed to register the deposited shares, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of each class of	Amount	Proposed maximum	Proposed maximum	Amount of
Securities to be registered	to be registered	aggregate price per unit (1)	aggregate offering price (1)	registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing one share of common stock of Dai Nippon Printing Co. Ltd.	75,000,000 American Depositary Shares	$0.05	$3,750,000	$115.13

(1)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (1) to this Registration Statement, which is incorporated herein by reference.

PART I
INFORMATION REQUIRED IN PROSPECTUS
Item 1. Description of the Securities to be Registered
CROSS REFERENCE SHEET

Location in Form of
American Depositary Receipt
	Item Number and Caption		Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory Paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)

	(iii)	The collection and distribution of dividends	Paragraphs (12), (14) and (15)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)

	(v)	The sale or exercise of rights	Paragraph (13)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (21) and (22)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (11)

Location in Form of
American Depositary Receipt
	Item Number and Caption		Filed Herewith as Prospectus
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6) and (8)

	(x)	Limitation upon the liability of the Depositary	Paragraphs (13), (18) and (23)

(3)	Fees and Charges		Paragraph (7)
Item 2. Available Information

Location in Form of
American Depositary Receipt
	Item Number and Caption	Filed Herewith as Prospectus
2(a)	Statement that Dai Nippon Printing Co., Ltd. furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports and documents can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph (11)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. Exhibits
     (1) Form of Deposit Agreement (including the form of American Depositary Receipt) among Dai Nippon Printing Co., Ltd. (the “Issuer”), The Bank of New York, as Depositary (the “Depositary”), and each Owner and holder from time to time of American Depositary Receipts (“ADRs”) issued thereunder.
     (2) Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.
Item 4. Undertakings
     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.
     (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least sixty days before any change in the fee schedule.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 11, 2007.

By:	THE BANK OF NEW YORK, as Depositary

By:	/s/ Joanne F. Di Giovanni

Name: Joanne F. Di Giovanni
Title: Vice President

     Pursuant to the requirements of the Securities Act of 1933, Dai Nippon Printing Co., Ltd. has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Japan on December 11, 2007.
      DAI NIPPON PRINTING CO., LTD.

By:	/s/ Masayoshi Yamada
	Name:	Masayoshi Yamada
	Title:	Executive Vice President

     Each of the undersigned hereby constitutes and appoints Masayoshi Yamada and Naoki Hoshino his true and lawful attorneys-in-fact, each with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on December 11, 2007.

Name	Title

/s/ Yoshitoshi Kitajima
YOSHITOSHI KITAJIMA	President and Director

/s/ Koichi Takanami
KOICHI TAKANAMI	Executive Vice President and Director

/s/ Satoshi Saruwatari
SATOSHI SARUWATARI	Executive Vice President and Director

/s/ Masayoshi Yamada
MASAYOSHI YAMADA	Executive Vice President and Director

/s/ Mitsuhiko Hakii
MITSUHIKO HAKII	Senior Managing Director

/s/ Osamu Tsuchida
OSAMU TSUCHIDA	Senior Managing Director

Name	Title

/s/ Teruomi Yoshino
TERUOMI YOSHINO	Senior Managing Director

/s/ Yoshinari Kitajima
YOSHINARI KITAJIMA	Senior Managing Director

/s/ Tatsuya Nishimura
TATSUYA NISHIMURA	Managing Director

/s/ Masahiko Wada
MASAHIKO WADA	Managing Director

/s/ Tetesuji Morino
TETSUJI MORINO	Managing Director

/s/ Takashi Toida
TAKASHI TOIDA	Managing Director

/s/ Shigeru Kashiwabara
SHIGERU KASHIWABARA	Managing Director

KUNIKAZU AKISHIGE	Managing Director

/s/ Kenji Noguchi
KENJI NOGUCHI	Managing Director

YOSHIAKI NAGANO	Managing Director

HIROMITSU IKEDA	Managing Director

TOSHIO KAWADA	Managing Director

Name	Title

/s/ Kazumasa Hiroki
KAZUMASA HIROKI	Managing Director

/s/ Yujiro Kuroda YUJIRO KURODA	Managing Director

MOTOHARU KITAJIMA	Managing Director

TATSUO KOMAKI	Director

TAKETSUGU YABUKI	Director

TAKAO SHIMIZU	Director

AKIRA YOKOMIZO	Director

/s/ Yoshiki Nozaka
YOSHIKI NOZAKA	Director

MASAKI TSUKADA	Director

TADAO TSUKADA	Director

SIGNATURES OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
     Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Dai Nippon Printing Co., Ltd., has signed this Registration Statement in Tokyo, Japan on December 11, 2007.

Authorized U.S. Representative
By:	/s/ Keiichi Mizoguchi
	Name:	Keiichi Mizoguchi

INDEX TO EXHIBITS

Exhibit
Number

(1)	Form of Deposit Agreement, dated as of December 11, 2007 among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(2)	Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.